					Exhibit 99(b)

Entergy Gulf States, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					Sept 30,
	2001	2002	2003	2004	2005	2006

Fixed charges, as defined:
Total Interest charges	$174,368	$144,840	$157,343	$133,598	$126,788	$143,651
Interest applicable to rentals	18,520	16,483	16,694	13,707	8,832	9,282

Total fixed charges, as defined	192,888	161,323	174,037	147,305	135,620	152,933

Preferred dividends, as defined (a)	13,017	6,190	6,845	6,991	6,444	6,313

Combined fixed charges and preferred dividends, as defined	$205,905	$167,513	$180,882	$154,296	$142,064	$159,246

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$179,444	$174,078	$63,895	$192,264	$206,497	$200,963
Add:
Income Taxes	82,038	65,997	24,249	108,288	110,270	111,469
Fixed charges as above	192,888	161,323	174,037	147,305	135,620	152,933

Total earnings, as defined (b)	$454,370	$401,398	$262,181	$447,857	$452,387	$465,365

Ratio of earnings to fixed charges, as defined	2.36	2.49	1.51	3.04	3.34	3.04

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.21	2.40	1.45	2.90	3.18	2.92

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.